Exhibit 4.15
Power of Attorney
This Power of Attorney (“Power of Attorney “) shall supersede and replace the Power of Attorney I executed on April 11, 2007 and the Power of Attorney I executed on June 23, 2008 (collectively, the “Original Power of Attorneys”) upon execution. Except for the amendments, supplements or changes in writing executed after the execution of this Agreement, this Agreement, together with all the exhibits hereto and thereto, shall constitute and contain the entire document with respect to the subject matter hereof and supersedes any and all prior documents, duties or obligations respecting the subject matter hereof.
I, Shanyou Li, a Chinese citizen with Chinese Identification Card No.: 12010419720322681X, and a holder of 98% of the entire registered capital in Ku6 (Beijing) Information Technology Co., Ltd. (“Ku6”) (“My Shareholding”), hereby irrevocably authorize Ku6 (Beijing) Technology Co., Ltd. (“WFOE”) to exercise the following rights relating to My Shareholding during the term of this Power of Attorney(WFOE shall exercise the following rights by way of board resolution(s) with affirmative vote from the director representing TLC Capital Co., Ltd.):
WFOE is hereby authorized to act on behalf of myself as my exclusive agent and attorney with respect to all matters concerning My Shareholding, including without limitation to: 1) attend shareholders’ meetings of Ku6; 2) exercise all the shareholder’s rights and shareholder’s voting rights I am entitled to under the laws of China and Ku6’s Articles of Association, including but not limited to the sale or transfer or pledge or disposition of My Shareholding in part or in whole; and 3) designate and appoint on behalf of myself the legal representative (chairperson), the director, supervisor, the chief executive officer and other senior management members of Ku6.
Without limiting the generality of the powers granted hereunder, WFOE shall have the power and authority under this Power of Attorney to execute the Transfer Contracts stipulated in Exclusive Option Agreement, to which I am required to be a party, on behalf of myself, and to effect the terms of the Share Pledge Agreement, Exclusive Option Agreement and their respective amendments or supplements, to which I am a party.
All the actions associated with My Shareholding conducted by WFOE shall be deemed as my own actions, and all the documents related to My Shareholding executed by WFOE shall be deemed to be executed by me. I hereby acknowledge and ratify those actions and/or documents by Ku6.
WFOE is entitled to re-authorize or assign its rights related to the aforesaid matters to any other person or entity at its own discretion and without giving prior notice to me or obtaining my consent.
This Power of Attorney is coupled with an interest and shall be irrevocable and continuously valid from the date of execution of this Power of Attorney, so long as I am a shareholder of Ku6.
Strictly Confidential

During the term of this Power of Attorney, I hereby waive all the rights associated with My Shareholding, which have been authorized to WFOE through this Power of Attorney, and shall not exercise such rights by myself.
This Power of Attorney is written in Chinese and English; in case there is any conflict between the Chinese version and the English version, the Chinese version shall prevail.
Strictly Confidential

Shanyou Li

By:
July 8, 2009
Witness: Hailong Han
By:
July 8, 2009
Strictly Confidential

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